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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                     TO RULE 13d-1(a) AND AMENDMENTS THERETO
                          FILED PURSUANT TO RULE 13d-2(1)
                                 (Amendment No.)*

                          GAMETECH INTERNATIONAL, INC.
                          ----------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                   36466D102
                                   ---------
                                 (CUSIP Number)

                                GERALD NOVOTNY
                                GENERAL PARTNER
                             SIBLINGS PARTNERS, L.P.
               295 HIGHWAY 50, SUITE 20, STATELINE NEVADA, 89449

                           TELEPHONE: (702) 588-8511
                           -------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               FEBRUARY 8, 1999
                               ----------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box / /.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 36466D102

-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON: (1) SIBLINGS PARTNERS, L.P. ("Siblings")
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 88-0330215;
     (2) Gerald R. Novotny, S.S. No. ###-##-####
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:
     00
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               / /
     PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
     Siblings--DELAWARE; Novotny--USA
-------------------------------------------------------------------------------
                             7.  SOLE VOTING POWER:
                                 1,866,938
    NUMBER OF                --------------------------------------------------
     SHARES                  8.  SHARED VOTING POWER:
  BENEFICIALLY                   0
  OWNED BY EACH              --------------------------------------------------
    REPORTING                9.  SOLE DISPOSITIVE POWER:
   PERSON WITH                   1,866,938
                             --------------------------------------------------
                             10. SHARED DISPOSITIVE POWER
                                 0
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 1,866,938
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES**                                              / /
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     19.9%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON**
     Siblings--PN; Novotny--IN
-------------------------------------------------------------------------------

**SEE INSTRUCTION BEFORE FILLING OUT!

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ITEM 1.  SECURITY AND ISSUER.

         (a)    NAME OF PRINCIPAL EXECUTIVE OFFICES OF ISSUER:

                GameTech International, Inc. (the "Issuer")
                2209 W. 1st Street
                Tempe, Arizona 85281

         (b)    TITLE OF CLASS OF EQUITY SECURITIES:

                Common Stock, $.001 par value


ITEM 2.  IDENTITY AND BACKGROUND.

         (a)    NAME OF PERSON FILING:

                Siblings Partners, L.P.
                Gerald R. Novotny (collectively, the "Reporting Persons") Mr. Novotny is the general partner of Siblings

         (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                295 Highway 50, Suite 20
                Stateline, Nevada 89449

         (c)    PRINCIPAL BUSINESS:

                Investments

         (d)    CRIMINAL PROCEEDINGS:

                During the last five years, neither of the Reporting Persons nor any executive officer, general partner or director of the Reporting Persons has been convicted in any criminal proceeding.

         (e)    CIVIL PROCEEDINGS:

                During the last five years, neither of the Reporting Persons nor any executive officer, general partner or director of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


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         (f)    PLACE OF ORGANIZATION:

                Siblings--Delaware; Novotny--USA


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)    Source of Funds:

                Securities were acquired in connection with the acquisition by the Issuer of all the outstanding stock of Bingo Technologies Corporation, a Nevada corporation ("BTC"), pursuant to the Stock Purchase Agreement attached hereto as Exhibit 1. No Funds of the Reporting Persons were used to acquire the stock.

         (b)    Amount of Funds:

                The Reporting Persons sold 6,863 shares of Common Stock of BTC and received in exchange therefor, approximately $6.9 million in cash, 1,866,938 shares of Common Stock and a five-year, non-interest bearing promissory note in the principal amount of approximately $943,000 attached hereto as Exhibit 2.


ITEM 4.  PURPOSE OF THE TRANSACTION.

         On February 8, 1999, the Issuer acquired all the outstanding stock of BTC. The Reporting Persons owned 68.6% of BTC. The Reporting Persons received cash in the amount of approximately $6.9 million and 1,866,938 shares of Common Stock of the Issuer and the Note. A portion of the cash and Common Stock will be held in escrow for a period of 24 months to cover potential claims arising from any breach of the representations, warranties and covenants set forth in the Stock Purchase Agreement.

         The Reporting Persons presently hold the Common Stock as an investment. Depending upon the Reporting Persons' evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, the Reporting Persons will from time to time explore opportunities for liquidating all or a portion the stock, through one or more sales pursuant to public or private offerings or otherwise. The Reporting Persons may determine to retain some portion of the stock as an investment.

         The Reporting Persons entered into an Escrow Agreement attached as
         Exhibit 3


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         to this Schedule 13D. In addition, Mr. Novotny entered into a
         NonCompetition Agreement with the Issuer attached as Exhibit 4 to this
         Schedule 13D and an Employment Agreement with the Issuer attached as
         Exhibit 5 to this Schedule 13D. Mr. Novotny has become an executive officer and director of the Issuer.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)    Number of Shares Beneficially Owned: 1,866,938

                Right to Acquire:                    N/A

                Percent of Class:                    19.9% of the Issuer's
                                                     outstanding Common Stock
                                                     (based upon 9,367,576
                                                     shares of Common Stock
                                                     outstanding, determined
                                                     from representations made
                                                     by the Issuer to the
                                                     Reporting Person in the
                                                     Stock Purchase Agreement).

         (b)    Sole Power to Vote, Direct the
                Vote of, Dispose of, or Direct
                the Disposition of Shares:           1,866,938

         (c)    Recent Transactions:                 As described more fully in
                                                     Item 4, on February 8,
                                                     1999, the Reporting Persons
                                                     acquired 1,866,938 shares
                                                     of Common Stock of the
                                                     Issuer. The closing
                                                     price of the Common Stock
                                                     on the Nasdaq National
                                                     Market on February 5, 1999
                                                     was $3.25 per share.

         (d)    Rights with Respect to Dividends
                or Sales Proceeds:                   N/A

         (e)    Date of Cessation of Five
                Percent Beneficial Ownership:        N/A


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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         Pursuant to the Stock Purchase Agreement, the Reporting Persons have, under certain circumstances, various rights including: (a) registration of the Common Stock issued in connection with the acquisition;
         (b) Mr. Novotny has become a member of the Board of Directors of the Issuer. The former stockholders of BTC comprise 3 of 9 directors of the Issuer. A portion of the shares have been pledged to secure indemnification obligations for a period two years following the closing. Mr. Novotny has entered into a NonCompetition Agreement with the Issuer and a two-year Employment Agreement with the Issuer. See the Stock Purchase Agreement, the Escrow Agreement, the NonCompetition Agreement and the Employment Agreement for a further description of these and other provisions:


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Stock Purchase Agreement among the Issuer and the Reporting Persons dated February 8, 1999 (the "Stock Purchase Agreement")

         Exhibit 2 Promissory Note in the principal amount of $943,065, dated February 8, 1999 (the "Note")

         Exhibit 3 Escrow Agreement, among the Reporting Persons, the Issuer and the escrow agent named therein, dated February 8, 1999 (the "Escrow Agreement")

         Exhibit 4 NonCompetition Agreement, dated February 8, 1999, between the Issuer and Mr. Novotny (the "NonCompetition Agreement")

         Exhibit 5 Employment Agreement, dated February 8, 1999, between the Issuer and Mr. Novotny (the "Employment Agreement")

         Exhibit 6    Press Release dated February 8, 1999 (the "Press Release")




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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 8, 1999.

GERALD R. NOVOTNY                      SIBLINGS PARTNERS, L.P.



/s/ GERALD R. NOVOTNY                  By:   /s/ GERALD R. NOVOTNY
------------------------------             ------------------------------------
Gerald R. Novotny                            Gerald R. Novotny
                                             General Partner





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